UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., May 13, 2019

MATERIAL INFORMATION

The Company informs that S&P Global Ratings has downgraded Avianca Holdings S.A. from “B” to “CCC+”, while reducing its rating outlook from Stable to Negative. The full report issued by S&P Global Ratings is available on the Company’s website (www.aviancaholdings.com) under “Investor Relations––Avianca Holdings S.A. Issuances—Bond Documents.”

The report issued by S&P states that Avianca’s plans to refinance its $550 million senior unsecured notes has taken longer than expected, given several reasons. S&P believes Avianca faces a higher refinancing risk due to the approaching maturity of its $550 million senior unsecured notes on May 10, 2020, and potential implications in the cost of financing. S&P states that the Company is addressing this refinancing risk to improve its debt maturity profile and liquidity prospects and that it could raise its ratings on Avianca Holdings if the Company successfully refinances its 2020 Notes.

As Avianca Holdings reported on May 6, 2019, the board of directors authorized the management of the Company on May 2, 2019, to proceed with a liability management transaction in relation to its outstanding 8.375% notes due 2020.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
	Name:	Richard Galindo
	Title:	General Counsel